As filed with the Securities and Exchange Commission on June 17,2003.
                                                           File No. 70-


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    under the
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      [NAME OF REGISTERED HOLDING COMPANY]

                                  Cinergy Corp.
                             139 East Fourth Street
                             Cincinnati, Ohio 45202

           (Names of companies filing this statement and addresses of principal executive offices)
              -----------------------------------------------------

                                  Cinergy Corp.

 (Name of top registered holding company parent of each applicant or declarant)
             -------------------------------------------------------

                                Wendy L. Aumiller
                                    Treasurer
                                  Cinergy Corp.
                             139 East Fourth Street
                             Cincinnati, Ohio 45202
                     (Name and address of agent for service)
            --------------------------------------------------------

 The Commission is requested to mail copies of all orders, notices and other communications to:

George Dwight II                                Candace S. Erisen
Associate General Counsel                       Counsel
Cinergy Corp.                                   Cinergy Corp.
139 East Fourth Street, 25AT2                   139 East Fourth Street, 25AT2
Cincinnati, Ohio 45202                          Cincinnati, Ohio 45202
513-287-2643 (ph)                               513-287-2087 (ph)
513-287-3810 (f)                                513-287-3810 (f)
gdwight@cinergy.com                             candace.erisen@cinergy.com
-------------------                             --------------------------





Item 1.           Description of Proposed Transaction.

                  A. Background.

                  Cinergy Corp., a registered holding company (the "Applicant"), requests approval from the Commission pursuant to Sections 9(a)(1) and 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act") to acquire a membership interest in PowerTree Carbon Co. LLC (the "Company"), a Delaware limited liability company formed to facilitate investments by the Applicant and other energy companies in forestation projects in the Lower Mississippi River Valley, and possibly other sites, as a means for removing carbon dioxide (CO2) from the atmosphere. The Applicant proposes to acquire such membership interest either directly or indirectly through one or more subsidiaries, including a new subsidiary formed exclusively for the purpose of acquiring and holding the membership interest.

                  The Applicant directly or indirectly owns all of the outstanding common stock of PSI Energy, Inc., The Cincinnati Gas & Electric Company, The Union Light, Heat and Power Company, Lawrenceburg Gas Company, and Miami Power Corporation (collectively, the "Utility Subsidiaries"). Together, the Utility Subsidiaries provide retail gas and electric and wholesale electric service to more than 1,567,700 customers in parts of Indiana, Ohio and Kentucky. The Utility Subsidiaries and various nonutility subsidiaries of the Applicant own all or portions of 31 electric generating plants in the United States having a combined generating capability of approximately 13,929.1 megawatts ("MW").

                  The Company has been formed under the sponsorship of the electric utility sector in cooperation with the Department of Energy ("DOE") and the Environmental Protection Agency ("EPA"). The Company is part of an industry-wide effort to voluntarily address climate change through measures designed to reduce greenhouse gas emissions in response to President Bush's recent "Climate VISION" plan, or Climate, Voluntary Innovative Sector
Initiatives: Opportunities Now. Climate VISION is the first step in the President's policy of encouraging industry to produce voluntary cuts in greenhouse gas emissions. One proven means for reducing greenhouse gases is to use trees to remove CO2 from the atmosphere and store it in tree biomass and roots and soil. The Bush Administration has also proposed, as part of its Global Climate Change program, the creation of transferable credits for measures which reduce greenhouse gas emissions.

                  The Company has obtained commitments totaling approximately $3.5 million from approximately 25 electric utilities, electric utility holding companies and other energy concerns that will be used to fund six forestation projects located in Louisiana, Mississippi and Arkansas. These projects will provide multiple environmental benefits, including removing from the atmosphere and storing over 2 million tons of CO2 over the projects' 100-year lifetimes. Other benefits will include: restoring habitat for birds and animals; reducing fertilizer inputs to waters; and stabilizing soils. Two of the projects will involve the purchase and donation of land to the U.S. Fish & Wildlife Service, while other projects will involve obtaining easements for tree planting on private land. The contributions of the members to the Company will be utilized for land acquisition and to pay the cost of planting tree seedlings. It is estimated that these projects will provide carbon benefits of more than 400 and 450 tons of CO2 per acre by years 70 and 100, respectively, at a cost of less than $2.00 per ton.

                  Unlike some earlier forestation projects that U.S. electricity generators have supported, the Company is being formed as a for-profit limited liability company ("LLC"), which it is believed will allow carbon or CO2 reduction credits, if and when they become available, to be more readily transferred. The LLC structure will also allow the members of the Company to take advantage of tax benefits of land donation. Nevertheless, although formed as a for-profit LLC, the Company is essentially a passive medium for making investments in projects that are not expected to have any operating revenues, and will not engage in any active business operations.

                  To the extent not exempt under Rule 43, the Applicant is also requesting authorization pursuant to Section 12(f) of the Act to sell all or a portion of its membership interest in the Company at any time to any of its associate companies. Any sale by the Applicant of its membership interest in the Company to an associate company shall be for an amount equal to the Applicant's investment or pro rata share thereof in the case of a sale of a portion of the Applicant's membership interest. No sale to an associate company that requires approval by any other regulatory commission shall take place until such approval has been obtained.

                  B. Capital Contribution Commitments of Initial Members.

                  The Applicant is one of eleven registered holding companies that have committed, either directly or through subsidiaries, to make capital contributions to the Company. The others are Ameren Corporation, American Electric Power Company, Inc., Dominion Resources, Inc., Entergy Corporation, Exelon Corporation, FirstEnergy Corp., Great Plains Energy Incorporated, PEPCO Holdings, Inc., Progress Energy, Inc., and Xcel Energy, Inc. Other energy companies that have committed to make capital contributions are: CLECO Corporation, The Detroit Edison Company, Duke Energy Corporation, Minnesota Power (a division of ALLETE, Inc.), OGE Energy Corp., Oglethorpe Power Corporation, Peabody Energy Corporation, Pinnacle West Capital Corporation, Public Service Electric and Gas Company, Public Service Company of New Mexico, Reliant Resources, Inc., Tennessee Valley Authority, TXU Corp., We Energies (the trade name of Wisconsin Electric Power Company and Wisconsin Gas Company), and Wisconsin Public Service Corporation. The amount of the commitments of the eleven registered holding companies is as follows:

-------------------------------------- -------------------------------------
  Name of Registered Holding Company     Total Capital Contribution
                                        Commitment
-------------------------------------- -------------------------------------
-------------------------------------- -------------------------------------
     Ameren Corp.                           $100,000
-------------------------------------- -------------------------------------
-------------------------------------- -------------------------------------
     American Electric Power                $300,00
-------------------------------------- -------------------------------------
-------------------------------------- -------------------------------------
    Cinergy Corp.                          $100,000
-------------------------------------- -------------------------------------
-------------------------------------- -------------------------------------
    Dominion Resources                     $100,000
-------------------------------------- -------------------------------------
-------------------------------------- -------------------------------------
    Entergy Corp.                          $100,000
-------------------------------------- -------------------------------------
-------------------------------------- -------------------------------------
    Exelon Corp.                           $100,000
-------------------------------------- -------------------------------------
-------------------------------------- -------------------------------------
    FirstEnergy Corp.                      $100,000
-------------------------------------- -------------------------------------
-------------------------------------- -------------------------------------
    Great Plains Energy                    $  50,000
-------------------------------------- -------------------------------------
-------------------------------------- -------------------------------------
    PEPCO Holdings                         $  50,000
-------------------------------------- -------------------------------------
-------------------------------------- -------------------------------------
    Progress Energy                        $100,000
-------------------------------------- -------------------------------------
-------------------------------------- -------------------------------------
    Xcel Energy                            $100,000
-------------------------------------- -------------------------------------
-------------------------------------- -------------------------------------
                                           Total  $1,200,000
-------------------------------------- -------------------------------------

                  In the aggregate, the capital contribution commitments of the eleven registered holding companies represent approximately 35% of the commitments of all of the initial members.

                  C. Principal Terms of Operating Agreement.

                  Under the Company's Operating Agreement (Exhibit A hereto), the business and affairs of the Company shall be managed by its Board of Managers. Each member that commits to make a capital contribution of at least $100,000 is entitled to appoint one representative to the Board of Managers. In general, actions by the Board of Managers may be taken by a majority of the managers present at a meeting. However, certain actions of the Board of Managers or of any individual manager or any officer require authorization by a two-thirds vote of the full board. These include, among others actions: the sale, exchange or other disposition of any of the assets of the Company greater that $20,000 in value; the commencement of a voluntary bankruptcy proceeding; the declaration or making of any distributions to members; the incurrence of any indebtedness by the Company; capital expenditures exceeding $20,000; and the acquisition or lease of any real property and any sale of, donation, lease or sublease affecting real property owned by the Company.

                  New members may be admitted to the Company only upon the unanimous approval of the then existing members. Upon admission of any new member, the percentage interests of existing members shall be reduced accordingly. A member may transfer all or a portion of its membership interest only upon receiving approval of two-thirds of the existing members, except that, without the prior approval of the other members, a member may transfer all or a part of its membership interest to an affiliate of such member or to any other member. A two-thirds vote of the members is also required for the election of officers of the Company. The members have equal voting rights, regardless of their percentage interests in the Company.

                  The Operating Agreement provides that, so long as any member is a registered holding company or subsidiary company thereof, any voting rights in the Company received or otherwise obtained by such member equal to or exceeding 10% of the total outstanding voting rights in the Company shall be automatically (and without any requirement for consent on the part of the affected member) allocated to the other members in equal potions such that no registered holding company member will hold 10% or more of voting rights in the Company. In addition, any member may elect to limit its voting rights to less than 5% of the total voting rights in the Company, in which case the voting rights of such member or members equal to or exceeding 5% of the total voting rights in the Company would be automatically allocated in equal portions to the other members.

                  The Operating Agreement further provides that each member (or its designee(s) or transferee(s)) shall be entitled to claim a pro rata share of all carbon that is determined to be sequestered by the Company's efforts to which legal rights, if any, have been obtained ("Carbon Reductions") based on the member's percentage interest in the Company. A member may generally utilize such member's share of any Carbon Reductions in connection with its participation in any greenhouse gas reporting or regulatory program or transfer or assign such Carbon Reductions to one or more other persons.

Item 2.           Fees, Commissions and Expenses.

                  The fees, commissions and expenses incurred or to be incurred in connection with the preparation and filing of this Application/Declaration are estimated not to exceed $2,000.

Item 3.           Applicable Statutory Provisions.

                  A. General.

                  Sections 9(a)(1) and 10 of the Act are applicable to the proposed acquisition of a membership interest in the Company, as well as to the acquisition of the securities of any new subsidiary formed exclusively for the purpose of acquiring and holding the membership interest. The subsequent sale of all or a portion of the membership interest in the Company acquired by the Applicant to any associate company thereof is subject to Section 12(f) of the Act, but may be exempt under Rule 43.

                  B. Standards of Sections 9(a) and 10.

                  The transaction proposed herein involves an acquisition of securities, as well as an acquisition of an interest in another (i.e., non-utility) business, and is therefore subject to the approval of this Commission under Section 10. The relevant standards for approval under Section 10 are set forth in subsections (b), (c) and (f). As applied to interests in non-utility businesses, Section 10(c)(1) of the Act provides that the Commission shall not approve an acquisition that is "detrimental to the carrying out of the provisions of section 11." Section 11(b)(1), in turn, directs the Commission to limit the operations of a holding company system to a single integrated public-utility system and such non-utility businesses as are "reasonably incidental, or economically necessary or appropriate to the operations" of its integrated system or systems. The Commission and the courts have interpreted these provisions as expressing a Congressional policy against non-utility activities that bear no operating or functional relationship to the utility operations of the registered system.1

                  The Commission has previously authorized new registered holding companies to retain, under the standards of Section 11(b)(1), interests in ventures formed to invest in start-up companies that offer products or services that will generate greenhouse gas emission reductions for submission to the DOE as "Climate Challenge" credits pursuant to Title XVI of the Energy Policy Act of 1992.2 Further, under Rule 58(b)(1)(ii), a registered holding company may, without the need for prior approval by the Commission (subject to certain investment limitations), acquire the securities of companies that engage in the "development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations." (Emphasis supplied)

                  The Applicant's proposed investment in the Company is intended to contribute positively to the national goal of reducing greenhouse gases through voluntary industry specific efforts. The forestation projects that the Company will fund have received strong backing from the DOE, EPA, Department of Agriculture and Department of Interior. Moreover, the proposed investment in the Company will provide the Applicant with a means to obtain carbon or CO2 reduction credits, if and when such credits become available.

                  C. Compliance with Rule 54. The proposed transaction is also subject to Rule 54. Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO") or other transactions unrelated to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through
(b)(3) of Rule 53 exists.

                  Cinergy currently does not meet the conditions of Rule 53(a). At March 31, 2003, Cinergy's "aggregate investment" (as defined in Rule 53(a)(1)) was approximately $1,046 million. At March 31, 2003, Cinergy's "consolidated retained earnings" (also as defined in Rule 53(a)(1)) were approximately $1,403 million. Accordingly, at March 31, 2003, Cinergy's aggregate investment exceeded 50% of its consolidated earnings, the "safe harbor" limitation contained in Rule 53(a).

         However, by order dated May 18, 2001 in File No. 70-9577 (HCAR No. 27400) ("May 2001 Order"), the Commission authorized Cinergy to increase its aggregate investment to an amount equal to the sum of (1) 100% of consolidated retained earnings plus (2) $2,000,000,000 (excluding any investments subject to the Restructuring Limit, as defined therein). At March 31, 2003, based on this Commission order, Cinergy could have had an aggregate investment of $3,403 million. Therefore, although Cinergy's aggregate investment at such date exceeded the 50% "safe harbor" limitation of Rule 53, it is well within the higher investment level granted by order.

         With respect to capitalization, there has been no material adverse impact on Cinergy's consolidated capitalization resulting from Cinergy's investments in EWGs and FUCOs. As of September 30, 1997, the most recent period for which financial statement information was evaluated in the 1998 Order, Cinergy's consolidated capitalization consisted of 44.1% equity and 55.9% debt. As of March 31, 2003, Cinergy's consolidated capitalization consisted of 46.1% equity and 53.9% debt. These ratios are within acceptable ranges, as further reflected by the fact that at March 31, 2003, Cinergy's senior unsecured debt was rated "investment grade" by all the major rating agencies. As discussed above, pursuant to the Financing Order, Cinergy has committed to maintain a 30% consolidated common equity ratio (subject to certain qualifications), and the proposed transactions will have no adverse impact on Cinergy's ability to meet that commitment. At March 31, 2003, Cinergy's consolidated common equity ratio was 41.8%.

         Information with respect to earnings regarding Cinergy's interests in EWGs and FUCOs is set forth in the quarterly certificates filed by Cinergy in Docket Nos. 70-9011 and 70-9577. Although Cinergy's consolidated earnings for the year ended December 31, 1997 were negatively affected by Cinergy's 50% ownership interest in Midlands Electricity plc ("Midlands"), a FUCO, this was solely as a result of the imposition by the United Kingdom of a one-time, non-recurring windfall tax. Significantly, this tax did not affect earnings from ongoing operations, and therefore would not have any negative impact on earnings in future periods. In July 1999, Cinergy sold all of its ownership in Midlands, realizing a substantial profit.

         Cinergy satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With reference to Rule 53(a)(2), Cinergy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Cinergy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Cinergy directly or indirectly holds an interest. With reference to Rule 53(a)(4), Cinergy will concurrently provide a copy of this application to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With reference to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred. Finally, Rule 53(c) by its terms is inapplicable since the proposed transactions do not involve the issue or sale of a security to finance the acquisition of an EWG or FUCO.

Item 4.           Regulatory Approval.

                  No state commission, and no federal commission, other than this Commission, has jurisdiction over the proposed transaction.

Item 5.           Procedure.

                  The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application/Declaration as soon as practicable. The Applicant requests that the Commission's order be issued as soon as practicable after the notice period in order to accommodate the initial call of capital contributions by the Company. The Applicant further requests that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective, hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission, and consents to the assistance of the Division of Investment Management in the preparation of the Commission's decision and/or order, unless the Division of Investment Management opposes the matters proposed herein.

Item 6.  Exhibits and Financial Statements.

                  A. Exhibits.

                     A  -   Draft of Operating Agreement of PowerTree Carbon
                            Company, LLC

                     B  -   None

                     C  -   Inapplicable

                     D  -   None

                     E  -   Inapplicable

                   F-1  -   Opinion of Counsel for the Applicant

                   F-2  -   Opinion of Morris, James, Hitchens & Williams LLP

                     G  -   Form of Federal Register Notice

                  B. Financial Statements.

                           (Deemed unnecessary because of the de minimis nature
of the proposed transaction)


Item 7.           Information as to Environmental Effects.

                  None of the matters that are the subject of this Application/Declaration involves a "major federal action" nor do such matters "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application/Declaration will not result in changes in the operation of the Applicant that will have an impact on the environment. The Applicant is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction that is the subject of this Application/Declaration.





                                           SIGNATURE

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                        Cinergy Corp.

                                        By: /s/Wendy L. Aumiller
                                        Name: Wendy L. Aumiller
                                        Title:    Treasurer




Date:  June 17, 2003



1        See Michigan Consolidated Gas Co., 44  S.E.C. 361, 363-365 (1970),
aff'd 444 F.2d 913 (D.C.Cir.1971).
         --- ----------------------------                           -----
2        See Exelon Corp., Holding Co. Act Release No. 27256 (Oct. 19, 2000);
and CP&L Energy, Inc., Holding Co. Act Release No. 27284 (Nov. 27, 2000).